EXHIBIT 99.31

510 Burrard St, 3rd Floor
Date: 25/04/11	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Alamos Gold Inc

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special General Meeting
(AMENDED)
Record Date for Notice of Meeting :	28-04-2011
Record Date for Voting (if applicable) :	28-04-2011
Beneficial Ownership Determination Date :	28-04-2011
Meeting Date :	02-06-2011
The TMX Broadcast Centre,
Meeting Location (if available) :	130 King Street West,
Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	011527108	CA0115271086

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for Alamos Gold Inc